Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-90248) pertaining to the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan, of our report dated June 29, 2018, on our audits of the statements of net assets available for benefits (modified cash basis) of Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2017, and for the period from November 1, 2016 through December 31, 2016, which report appears in the December 31, 2017, annual report on Form 11-K of Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan.

/s/ BKD, LLP

St. Louis, Missouri
June 29, 2018